Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON ESTIMATED LOSS IN THE ANNUAL

RESULTS FOR THE YEAR OF 2023

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS FOR THIS PERIOD

(I)	Period covered by the estimated results

1 January 2023 to 31 December 2023 (the “Reporting Period”)

(II)	Estimated Results

1.

Based on preliminary financial information prepared by the finance department of the Company, the Company expects to record a loss in the results for the year of 2023, and a net loss attributable to shareholders of the Company of approximately RMB3.5 billion to RMB4.7billion.

2.	The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company is estimated to be approximately RMB5.3 billion to RMB7.0 billion.

3.	The financial figures relating to the estimated results for the Reporting Period are only based on preliminary estimates, and have not been audited by certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

(I)

The net loss attributable to shareholders of the Company: RMB32.682 billion. The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company: RMB34.028 billion.

(II)	Loss per share: RMB1.90.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS IN RESULTS FOR THIS PERIOD

In 2023, as the domestic economy continued to recover and multiple unfavourable impacts gradually receded, the Company grasped the market opportunities, proactively enhanced the level of capacity, seized the hot markets, strengthened lean management and control on costs, and accelerated and optimized the utilization of idle assets, resulting in a significant year-on-year reduction in loss of operating efficiency. However, due to a number of factors such as the relatively slow recovery of international passenger flights, the overall oversupply of domestic passenger transportation, the high level of oil prices, the impact of the strategic investment of Sichuan Airlines, the significant increase in the prices of aircraft and aviation materials due to the global supply chain disruptions as well as the depreciation of the Renminbi, the Company is still facing greater operating pressure and the Company expects to record a loss in the operating results for the year of 2023.

IV.	RISK WARNINGS

The finance department of the Company is making every effort to prepare the financial statements for the year of 2023. In respect of this estimated results, there is no substantial uncertainty which may affect its accuracy.

V.	OTHER EXPLANATORY MATTERS

The data set out in this announcement is only preliminary accounting data. The specific and accurate financial data should be those to be disclosed in the audited 2023 annual report of the Company. Investors are advised to pay attention to such investment risks involved.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 January 2024

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.